RENEWABLE ENERGY GROUP, INC.

416 South Bell Avenue

Ames, Iowa 50010

April 8, 2013

VIA FACSIMILE AND ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

RE:	Renewable Energy Group, Inc.
Registration Statement on Form S-3
File No. 333-186822

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Renewable Energy Group, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-3 (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 P.M., Eastern Time, on April 10, 2013 or as soon thereafter as may be practicable.

The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Registrant also acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from their full responsibility for the adequacy and accuracy of the disclosure in the filings and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant understands that the Staff will consider this request as confirmation by the Registrant of their awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Sincerely,

Renewable Energy Group, Inc.

By:	/s/ Daniel J. Oh
Name:	Daniel J. Oh
Title:	Chief Executive Officer